January 21, 2020

VIA EDGAR

Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 292

Dear Mr. Foor:

On behalf of the Registrant and Janus Henderson Emerging Markets Fund (the “Fund”), this letter is to respond to your comments made by telephone on January 16, 2020 with respect to the Registrant’s Post-Effective Amendment No. 292 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on November 29, 2019. We have summarized your comments to the best of our understanding and provided our responses to your comments below.

1.	Staff Comment: The Staff requested completed fee tables for the Fund at least a week before the effective date of the registration statement.

Response:  The Registrant has provided completed fee tables for the Fund in Appendix A to this letter.

2.

Staff Comment:  The Staff indicated that contractual fee waivers need to have a term of at least one year from the effective date of the registration statement in order to be reflected in the fee table.

Response:  The Registrant confirms that the Fund’s fee waiver arrangement has a contractual term of at least one year.

3.

Staff Comment:  The Staff asked the Registrant to confirm whether the Expense Examples reflect any expense waivers. If so, the Staff asked the Registrant to confirm that the expense waiver will be reflected in the Expense Example only for the period during which it is contractually bound to continue.

Response:  The Registrant confirms that the Expense Examples do not reflect any expense waivers for the Fund.

4.	Staff Comment: The Staff noted that the Principal Investment Strategies section states the following with regard to emerging markets companies:

Companies in emerging market countries are broadly defined to include any company that meets one or more of the following tests: (i) its country of organization, its primary business office, and/or the principal trading market of its stock are located in an emerging market country; (ii) 50% or more of its assets are located in emerging market countries, (iii) 50% or more of its revenues are derived from emerging market countries; or (iv) a company with similar emerging markets exposure.

The Staff asked the Registrant to provide additional detail, including examples, of “a company with similar emerging markets exposure.”

Response:  The Registrant notes that “a company with similar emerging markets exposure” includes certain companies or issuers that may not be identified through the more objective tests set forth in items (i) through (iii) of the above disclosure. The tests set forth in these items are automatically administered through Janus Capital Management LLC’s (“Janus Capital”) order management system (the “OMS”), and there are certain companies or issuers with emerging markets exposure that may not be identified through these tests. In instances where a company or an issuer is not identified as having emerging markets exposure through the OMS, Janus Capital may conduct additional analysis regarding the company or issuer. For example, an exchange traded fund (“ETF”) that invests primarily in companies in emerging market countries may not be identified in the OMS as an emerging markets issuer, but, upon further review, Janus Capital may classify the ETF as an emerging markets issuer for the purpose of the Fund’s 80% investment policy. Similarly, there may be other issuers that do, in fact, derive a significant portion of their revenues from emerging markets countries, such as a casino listed on the Hong Kong Stock Exchange that primarily does business in China. Such issuers may not be identified as emerging markets companies through the OMS, but, upon further analysis, would be deemed to be companies with similar emerging markets exposure for the purpose of the Fund’s 80% investment policy.

5.

Staff Comment:  The Staff asked the Registrant to explain how the Fund’s investments in derivatives will be valued for the purposes of the Fund’s 80% investment policy. The Staff noted that, for the purposes of a fund’s 80% investment policy, a fund should value its investments in derivatives based on the market value of the derivatives, not on the notional amount of such derivatives.

Response:  The Registrant confirms that derivative instruments that provide economic exposure to assets that are consistent with the Fund’s name generally will be valued at market value for purposes of measuring compliance with the Fund’s 80% investment policy. However, the Registrant believes that it may be appropriate under certain circumstances to utilize the notional amount (e.g., if a derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount).

6.

Staff Comment:  The Staff noted that the Fund may invest a significant amount of its assets in issuers located in a single country or region and asked the Registrant to specify, as applicable, the countries or regions to which the Fund has substantial exposure and to add corresponding risk disclosure regarding such countries or regions.

Response:  The Registrant notes that the Principal Investment Strategies and Risks sections for the Fund have been updated to include a reference to investments in China and related risk disclosure.

7.

Staff Comment:  The Staff noted that the derivatives risk disclosure in the Principal Investment Risks section states that, to the extent the Fund enters into short derivatives positions, “the Fund may be exposed to risks similar to those associated with short sales. . .” The Staff asked the Registrant to confirm whether the Fund invests in short positions through derivatives as a principal investment strategy and, if so, to add disclosure to the Principal Investment Strategies section regarding such investments.

Response:  The Registrant has removed the reference to short derivatives positions from the Principal Investment Risks section since the Fund does not engage in short sales.

8.

Staff Comment:  The Staff noted that the Fund’s 80% investment policy in equity securities does not coincide with its stated policy of limiting investments in high-yield/high-risk bonds to 35%. The Staff asked the Registrant to update the limitation on high-yield/high-risk bond investments to instead reflect 20% to remain consistent with the Fund’s 80% investment policy.

Response:  The Registrant has updated the Fund’s disclosure to reflect that the Fund will limit its investments in high-yield/high-risk bonds to 20% or less of its net assets.

9.	Staff Comment: The Staff noted that portions of the disclosure have been left blank, and asked for this disclosure to be updated in connection with the next Post-Effective Amendment filing.

Response:  The Registrant confirms that the outstanding information will be included in Post-Effective Amendment No. 293 to the Registration Statement.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Legal Counsel

Enclosure (via EDGAR only)

cc:	Kathryn Santoro, Esq.

Thea Kelley

Deborah B. Eades, Esq.

Bruce A. Rosenblum, Esq.

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